FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2018

001-14832
(Commission File Number)
__________________________________________
 CELESTICA INC.
(Translation of registrant’s name into English)
__________________________________________
844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Celestica Inc.

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into all effective registration statements (and into any prospectus that forms a part of any such registration statement) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended. Celestica Inc. is voluntarily furnishing the certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.3, 99.4 and 99.5.

Furnished Herewith (and incorporated by reference herein)

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018.

99.2	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2018 and accompanying notes thereto.

99.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: October 24, 2018	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018.

99.2	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2018 and accompanying notes thereto.

99.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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